EXHIBIT 12
RATIO OF EARNINGS TO FIXED CHARGES

	2016	2015	2014	2013	2012
Earnings
Pre-tax earnings	$14,004	$7,514	$2,267	$ 615	$ 6,191
Fixed charges	806	758	746	744	862
Amortization of capitalized interest	0	0	0	0	0
Interest capitalized	0	0	0	0	0
	$14,810	$8,272	$3,013	$ 1,359	$ 7,053

Fixed Charges
Interest costs	$36	$45	$68	$62	$165
Amortization of debt issuance costs	0	0	0	0	0
Interest capitalized	0	0	0	0	0
Interest component of rental expense	770	713	678	682	697
	$806	$758	$746	$ 744	$ 862

Ratio	18.37	10.91	4.04	1.83	8.18